For Immediate Release
Friday, June 9, 2000

                                                     EASTMAN CHEMICAL COMPANY
                                                     Contact: Martha G. Lawson
                                                     Phone: 423.229-6574
                                                     Email: mglawson@eastman.com


                        EASTMAN EXTENDS TENDER OFFER FOR
                  McWHORTER TECHNOLOGIES, INC. TO JUNE 30, 2000


KINGSPORT, TENN. - June 9, 2000 - Eastman Chemical Company (NYSE: EMN) today announced that the pending cash tender offer by a wholly owned subsidiary of Eastman for all outstanding shares of common stock of McWhorter Technologies, Inc. (NYSE: MWT) has been extended, while the company awaits approval by Germany's Federal Cartel Office.

The tender offer, which commenced on May 12, 2000, and was scheduled to expire at 12:00 midnight, New York City time, on Friday, June 9, 2000, has been extended to 12:00 midnight, New York City time, on Friday, June 30, 2000, unless further extended.

Eastman has filed a notification of the pending acquisition of McWhorter with Germany's Federal Cartel Office today and expects the acquisition of McWhorter to be approved by the Federal Cartel Office within the initial one-month review period. As previously announced, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the tender offer expired on May 23, 2000.

As of 5:00 p.m. New York City time on June 8, 2000, 5,441,126 shares of McWhorter common stock had been tendered to Eastman under the terms of the tender offer and not withdrawn. The number of shares tendered and not withdrawn represents approximately 50.5% of the outstanding shares of McWhorter on a fully diluted basis.

Headquartered in Kingsport, Tenn., Eastman manufactures and markets plastics, chemicals and fibers. The company employs 15,000 people in more than 30 countries and had 1999 sales of US$4.6 billion.

                                      # # #